Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: June 2006

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                               Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                          No   X
                      -----                                        ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A





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                                  Exhibit Index
                                  -------------

1.       June 22, 2006 German Press Release - SGL Carbon & Tokai signed Joint

                                                                       Exhibit 1
                                                                       ---------

SGL Carbon and Tokai signed Joint Venture for Process Technology in Asia

o SGL Carbon to take 51% majority stake in the joint venture SGL TOKAI Process Technology Ltd.

o Production, marketing, and sales of corrosion resistant equipment for the chemical industry in Asia

Wiesbaden, June 22, 2006. SGL Carbon AG and Tokai Carbon Co. Ltd./Japan further expand their cooperation in Asia. After the foundation in Shanghai in 2002 of a joint-venture for graphite electrodes for the Chinese market, both companies have signed a joint venture contract on the production and sales of process technology products for the Asian market, in particular for China, Japan, and Korea.

Both companies will merge their existing activities in the region. SGL Carbon brings in its subsidiaries in China and Korea. Tokai brings in all related activities from its subsidiary in Japan. Objective of both parties is to increase economies of scale, and to participate in the growing demand of this region at considerably lower costs. Already today, the sales volume in Euro million is in the range of a low double digit number.

In the joint venture SGL TOKAI Process Technology Ltd., SGL Carbon will take 51% majority stake and Tokai 49%. The operational management will reside in Shanghai from which also all activities of the joint venture in Asia will be led. In preparation for this, SGL has already invested into a new plant in Shanghai where the joint venture plans to take full advantage of cost and efficiency benefits.

Process Technology belongs to the business area "Specialties" and is mainly applied in field of technical solutions for corrosive processes in the chemical industry including production, repair service as well as maintenance of heat exchangers, columns and pumps.


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SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

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Forward-looking statements:
This document contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not intended as guarantees; rather, such developments and results are dependent on a number of factors, they contain various risks and uncertainties and are based on assumptions that may prove to be incorrect. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electric steel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, and ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.


Your contact:
-------------
SGL Carbon AG / Corporate Communications/ Media Relations/ Stefan Wortmann Phone. : +49 611 60 29 105 / Fax : +49 611 60 29 101 / Mobile: +49 170 540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de



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                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SGL CARBON Aktiengesellschaft



Date: June 22, 2006                 By: /s/ Robert J. Kohler
                                        ------------------------------
                                        Name:    Robert J. Koehler
                                        Title:   Chairman of the Board of
                                                  Management


                                    By: /s/ Sten Daugaard
                                        ------------------------------
                                        Name:    Mr. Sten Daugaard
                                        Title:   Member of the Board of
                                                 Management